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February 12, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN:    Document Control - EDGAR

RE:      RiverSource Life Insurance Company ("Company")
             on behalf of RiverSource Variable Annuity Account ("Registrant") Post-Effective Amendment No. 18 on Form N-4
         File Nos. 333-139763 and 811-07195
              RiverSource Endeavor Select Variable Annuity
              RiverSource Innovations Classic Select Variable Annuity Evergreen New Solutions Select Variable Annuity
              Wells Fargo Advantage Select Variable Annuity

Dear Mr. Cowan:

On behalf of RiverSource Variable Annuity Account ("Registrant"), RiverSource Life Insurance Company ("Company") is filing electronically Registrant's Post-Effective Amendment No. 18 ("Amendment No. 18") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act").

The purpose of this filing is to supplement prospectuses for RiverSource Endeavor Select Variable Annuity, RiverSource Innovations Classic Select Variable Annuity, Evergreen New Solutions Select Variable Annuity and Wells Fargo Advantage Select Variable Annuity.

This supplement includes the following change to the existing prospectuses:

      - For contracts with Accumulation Protector Benefit rider, effective April 29, 2013, upon elective step up or elective spousal continuation step up, the fee applied to the rider will be 1.75%.

The prospectuses relating to the above-listed variable annuities filed with Post-Effective Amendment No.15 to Registration Statement No. 333-139763 and the combined Statement of Additional Information filed with Post-Effective Amendment No.20 to Registration Statement No. 333-139759 on or about April 20, 2012, have been incorporated by reference to this Amendment No. 18.

If you have any questions regarding this filing, please contact me at (612) 678-4177 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Dixie Carroll
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Dixie Carroll
Assistant General Counsel and
Assistant Secretary